Exhibit 5.6

February 7, 2013

Ruby Tuesday, Inc.

150 West Church Ave.

Maryville, TN 37801

Re:	Quality Outdoor Services, Inc.

Ladies and Gentlemen:

I am Senior Vice President – Chief Legal Officer and Secretary for Ruby Tuesday, Inc., a Georgia corporation (the “Company”), and the Company’s subsidiaries that guarantee the Notes (as defined below), and have acted as counsel in connection with the Company’s offer (the “Exchange Offer”) to exchange up to $238,500,000 aggregate principal amount of its 7 5/8% Senior Notes due 2020 (the “New Notes”) for any and all of the Company’s outstanding 7 5/8% Senior Notes due 2020 issued on May 14, 2012 (the “Old Notes” and together with the New Notes the “Notes”) pursuant to a registration statement on Form S-4 under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on the date hereof. This opinion is furnished to you in connection therewith. The Old Notes are guaranteed, and the New Notes will be guaranteed, by, among others, each of the Tennessee Guarantors (as defined below) pursuant to the terms of the Indenture (as defined below).

In connection with this opinion, I have examined or caused to be examined originals or copies, certified or otherwise identified to my satisfaction, of the following documents:

(1)	The Indenture dated May 14, 2012, among the Company, certain subsidiaries of the Company as guarantors, including the Tennessee Guarantors, and Wells Fargo Bank, National Association as trustee (the “Indenture”);

(2)	The Charter of Incorporation of Quality Outdoor Services, Inc., dated November 10, 1993, and issued by the Tennessee Secretary of State on May 1, 2012;

(3)	The Bylaws of Quality Outdoor Services, Inc., adopted as of December 23, 1993;

(4)	The Unanimous Written Consent of the Board of Directors of Quality Outdoor Services, Inc., dated April 19, 2012;

(5)	The good standing certificate of Quality Outdoor Services, Inc., issued by the Tennessee Secretary of State on February 7, 2013;

(6)	The Articles of Organization of RT Distributing, LLC, dated October 16, 2006, and issued by the Tennessee Secretary of State on May 1, 2012;

(7)	The Limited Liability Operating Agreement for RT Distributing, LLC, dated October 17, 2006;

(8)	The Written Consent Action of the Sole Member of RT Distributing, LLC dated April 19, 2012;

(9)	The Written Consent Action of the Managers of RT Distributing, LLC dated February 6, 2013; and

(10)	The good standing certificate of RT Distributing, LLC, issued by the Tennessee Secretary of State on February 7, 2013.

In addition, I have examined such other documents as I have deemed appropriate as the basis for the opinions hereinafter set forth.

Based on the foregoing, and subject to the qualifications, limitations and assumptions stated herein, in my opinion:

1.	Quality Outdoor Services, Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee and has all requisite power and authority to carry on its business as now conducted and to own and lease its property.

2.	Quality Outdoor Services, Inc. has the corporate power to execute, deliver and perform the Indenture.

3.	The execution and delivery by Quality Outdoor Services, Inc. of the Indenture, and the performance by Quality Outdoor Services, Inc. of the Indenture (a) have been duly authorized by all necessary corporate action on the part of Quality Outdoor Services, Inc. and (b) do not violate (i) the Articles of Incorporation or the Bylaws of Quality Outdoor Services, Inc. or (ii) Generally Applicable Law (as defined below).

4.	RT Distributing, LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Tennessee and has all requisite power and authority to carry out its business as now conducted and to own and lease its property.

5.	RT Distributing, LLC has the limited liability company power to execute, deliver and perform the Indenture.

6.	The execution and delivery by RT Distributing, LLC of the Indenture, and the performance by RT Distributing of the Indenture (a) have been duly authorized by all necessary limited liability company action on the part of RT Distributing, LLC and (b) do not violate (i) the Certificate of Formation of RT Distributing, LLC or the Operating Agreement of RT Distributing, LLC or (ii) Generally Applicable Law (as defined below).

The opinions set forth above are subject to the following qualifications and limitations:

(A)

In all cases, I have assumed the genuineness of all signatures (other than those of the officers of Quality Outdoor Services, Inc. and RT Distributing, LLC (collectively, the “Tennessee Guarantors”)), the authenticity of all documents submitted to me as originals, the conformity to authentic original documents of documents submitted to me as copies and the conformity to executed documents of those submitted as drafts. As to questions of fact material to this opinion, I have relied with your permission upon the accuracy of certificates and other comparable documents of appropriate officers and representatives of the Tennessee Guarantors, and upon certificates of public officials. I have not undertaken any independent investigation of factual matters.

(B)	In addition, in rendering the opinions set forth herein, except to the extent an opinion is specifically given above with respect to the Tennessee Guarantors, I have assumed without investigation, with respect to all of the documents referred to in this letter and the transactions contemplated by the Indenture, that:

i.	Each party to such documents and transactions (other than the Tennessee Guarantors) (1) has satisfied those legal requirements that are applicable to the extent necessary to make such documents valid and binding upon, and enforceable against, it and (2) has complied and will comply with all legal requirements pertaining to its status as such status relates to its rights to enter into, perform and enforce the documents;

ii.	Except as contemplated under the Indenture, the execution, delivery and performance of the Indenture by each of the parties thereto (other than the Tennessee Guarantors) is enforceable against each such other party in accordance with its terms.

(C)	I have assumed the legal capacity of all individuals that executed the Indenture.

(D)	The opinions set for herein are given as of the date hereof and are based upon the law (as such law is currently interpreted by regulations or published opinions) and the state of facts which exist as of the date of this opinion. The opinions in this opinion letter are based upon, and I express opinions only with respect to, the laws of the State of Tennessee (“Generally Applicable Law”).

This opinion is intended for the benefit of Ruby Tuesday, Inc. on the date hereof, and only in connection with the Exchange Offer, and may not be disclosed to, quoted from or relied upon for any other purpose without my written consent; provided that Davis Polk & Wardwell LLP may rely upon this opinion as if it were addressed to them. This opinion is rendered as of the date hereof, is based upon and relies upon the current status of law and my current knowledge of facts. I assume no responsibility to advise you as to any change of law that occurs, or any fact that comes to my attention, after the date hereof, however nothing in this opinion abrogates any obligation of the Tennessee Guarantors pursuant to the Indenture.

Very truly yours,

/s/ Scarlett May

Scarlett May

Ruby Tuesday, Inc.

Senior Vice President – Chief Legal Officer and

Secretary